UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14F-1

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14F-1 THEREUNDER

KATY INDUSTRIES, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	001-05558	75-1277589
(State or other jurisdiction of incorporation or organization)	Commission File Number	(I.R.S. Employer Identification No.)

11840 Westline Industrial Drive, Suite 200
St. Louis, Missouri 63146
(Address of principal executive offices)

(314) 656-4321
(Issuer’s Telephone Number)

September 2, 2016

KATY INDUSTRIES, INC.
11840 Westline Industrial Drive, Suite 200
St. Louis, Missouri 63146

INFORMATION STATEMENT PURSUANT TO SECTION 14(f)
OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED, AND SEC RULE 14f-1
PROMULGATED THEREUNDER

NOTICE OF CHANGE IN MAJORITY OF THE BOARD OF DIRECTORS

September 2, 2016

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of September 2, 2016 (the “Record Date”) of the outstanding shares of common stock, par value $1.00 per share (the “Common Stock”), of Katy Industries, Inc., a Delaware corporation  (“we”, “us”, “our”, “Katy” or the “Company”), pursuant to Section 14(f) of the Securities Exchange Act of 1934  (the “Exchange Act”) and Rule 14f-1 promulgated thereunder (“Rule 14f-1”).  Section 14(f) of the Exchange Act and Rule 14f-1 require the mailing to our stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).  Accordingly, the change in a majority of our directors pursuant to the stock purchase agreement described herein will not occur until at least 10 days following the mailing of this Information Statement.  This Information Statement will be mailed on or about September 2, 2016 to our stockholders of record as of the Record Date.

As used in this Information Statement, unless the context otherwise requires or where otherwise indicated, “we”, “our”, “us”, “Katy”, the “Company” and similar expressions refer to Katy Industries, Inc. and its consolidated subsidiaries, collectively.

NO VOTE OR OTHER ACTION BY OUR STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS INFORMATION STATEMENT.

PROXIES ARE NOT BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

CHANGE OF CONTROL

Stock Purchase Agreement

On August 11, 2016, the Company, KKTY Holding Company, L.L.C. (“KKTY Holding”), Kohlberg & Company, L.L.C., (the “Kohlberg Manager”) certain funds affiliated with the Kohlberg Manager (the “Kohlberg Funds” and, together with the Kohlberg Manager, “Kohlberg”) and VPC SBIC I, LP  (the “VPC SBIC Fund”) entered into a stock purchase agreement (the “SPA”) whereby KKTY Holding sold all of its 1,131,551 shares of convertible preferred stock of the Company (the “Preferred Stock”), to the VPC SBIC Fund, in exchange for nominal cash consideration and the execution of a mutual release (the “Acquisition”).  The Preferred Stock is convertible into an aggregate of 18,859,183 shares of Common Stock, which, if converted in full, would represent 70.3% of the outstanding Common Stock, as of September 2, 2016 (after giving effect to such conversion).   The closing of the Acquisition (the “Closing”) took place concurrently with the execution of the SPA.  In connection with the Closing, and pursuant to the SPA, Charles Asfour, a partner of Victory Park Capital Advisors, LLC (“Victory Park Capital Advisors”), the VPC SBIC Fund’s investment manager, was appointed as a director of the Company and all of the then-serving directors of the Company, other than its Chief Executive Officer, resigned as of the Closing.

Pursuant to the mutual release, and as a condition to Victory Park Capital Advisors’ willingness to provide the New Second Lien Financing (as defined below), Kohlberg agreed to release the Company, Victory Park Capital Advisors, the VPC SBIC Fund and Victory Park Management, LLC (“Victory Park Management”) from potential claims, other than potential claims for indemnification under the management agreement, dated June 28, 2001, between the Company and the Kohlberg Manager (the “Management Agreement”).  In accordance with the SPA, such Management Agreement, together with any other similar advisory agreements between any of KKTY Holding, the Kohlberg Manager, the Kohlberg Funds and the Company, were terminated as of August 11, 2016.  In addition, Victory Park Capital Advisors, Victory Park Management and the VPC SBIC Fund, on behalf of themselves and certain of their affiliates, agreed to release Kohlberg and the current and former officers and directors of the Company from claims and potential claims, other than those arising under the SPA.  In accordance with the SPA, the Company also provided a general release in favor of Kohlberg, certain of its affiliates and members of the Company’s board of directors (the “Board of Directors”) appointed by Kohlberg.

Second Lien Credit Facility

Contemporaneously with the Closing, Victory Park Capital Advisors, on behalf of entities for which it acts as investment manager, agreed to provide the Company with new senior secured second lien financing in the amount of $5,750,000 (the “New Second Lien Financing”).  In connection with the New Second Lien Financing and the Closing, the Company, Continental Commercial Products, LLC, FTW Holdings, Inc. and Fort Wayne Plastics, Inc. (the “SL Borrowers”), Victory Park Management, as agent, and the lenders party thereto, entered into the Fourth Amendment to the Second Lien Credit and Security Agreement (the “Fourth Amendment”), to amend that certain Second Lien Credit and Security Agreement, dated as of April 7, 2015, among the SL Borrowers, Victory Park Management and the lenders party thereto (as previously amended, the “Prior Second Lien Credit Agreement” and as amended by the Fourth Amendment, the “Second Lien Credit Facility”).  Previously, on July 22, 2016, the parties to the Prior Second Lien Credit Agreement entered into the Third Amendment to such credit facility, pursuant to which the lenders extended an additional $750,000 term loan to the SL Borrowers.  The Third Amendment did not materially modify the terms of the credit facility.

Pursuant to the Fourth Amendment, the lenders agreed to a further extension of credit in the amount of $5,750,000. The Fourth Amendment also provides Victory Park Management the option to convert, in whole or in part, the outstanding principal amount of, and accrued but unpaid interest on, existing term loans made pursuant to the Second Lien Credit Facility (the “Term Loans”) into a number of shares of Common Stock equal to the amount of outstanding principal and accrued but unpaid interest under the Term Loans being converted, divided by approximately $0.0697 (as such amount is proportionately adjusted for stock splits, reverse stock splits, stock combinations, stock dividends and other distributions and recapitalizations affecting the capital stock of the Company).  As of the Closing, the Term Loans would have been convertible into up to 370,748,441 shares of Common Stock.  The funds for the extension of credit contemplated by the Fourth Amendment were provided by the lenders party to the Second Lien Credit Agreement, including the VPC SBIC Fund.  Any shares issued upon conversion of the Term Loans are required to be issued to the lenders party to the Second Lien Credit Facility pro rata in accordance with their respective commitments under the Term Loans.

The number of shares issuable upon conversion of the Term Loans exceeds the number of unissued and unreserved shares of Common Stock that the Company is authorized to issue, and the conversion price per share is less than the current par value per share of the Common  Stock.  The SPA provides that, upon request of the VPC SBIC Fund, the Company will take all corporate action necessary, and use reasonable best efforts, (i) to increase the number of shares that the Company is authorized to issue and to reserve a sufficient number of shares to allow Victory Park Management to exercise its conversion rights under the Second Lien Credit Facility in full; and (ii) to decrease the par value per share of Common Stock to nothing or to a par value equal to, or less than, the per share conversion price under the Second Lien Credit Facility.

Change in Board of Directors

Effective as of the Closing, each of Christopher W. Anderson, Daniel B. Carroll, Pamela Carroll Crigler, Samuel P. Frieder, Shant Mardirossian and Richard A. Mark resigned as directors from the Board of Directors and from all committees of the Board of Directors on which such directors served.  In addition, effective as of the Closing, Charles Asfour, a partner at Victory Park Capital Advisors, was appointed as a member of our Board of Directors.  Pursuant to the SPA, the Company agreed to file an information statement pursuant to Rule 14f-1, and to appoint two additional directors designated by the VPC SBIC Fund to the Board of Directors, with such appointments to become effective 10 days after the mailing of such information statement.  The VPC SBIC Fund designated Thomas J. Allison and John R. Wallis as directors in accordance with the SPA and, effective as of 10 days after mailing of this Information Statement to our stockholders (such tenth day, the “Board Reconstitution Date”), Messrs. Allison and Wallis will become members of our Board of Directors.  On August 30, 2016, the Board of Directors appointed Mr. Asfour as chairman of the Board of Directors (the “Chairman”).

Accordingly, as of September 2, 2016, the date of this Information Statement, Charles Asfour and David J. Feldman are the only members of the Board of Directors.  Assuming the mailing of this Information Statement to our stockholders of record as of the Record Date on September 2, 2016, the Board Reconstitution Date will be September 12, 2016.

VOTING SECURITIES

The Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of our stockholders (or by written consents or authorizations if no meeting is held).  Each share of Common Stock entitles the holder thereof to one vote. As of the Record Date there were 7,951,576 shares of Common Stock outstanding.

Although the Preferred Stock does not entitle its holders to vote at meetings of the Company’s stockholders, the terms of the Preferred Stock provide that the Company will not, without first obtaining the approval of the holders of at least a majority of the then outstanding shares of Preferred Stock: (i) authorize or issue any class or series of equity security having equal or superior rights as to payment upon liquidation, dissolution or a winding up of the Company; (ii) amend its certificate of incorporation or bylaws in any way, or enter into a merger, consolidation, reorganization, recapitalization or sale of all or substantially all of its assets, in any case which adversely affects the rights and preferences of the holders of Preferred Stock as a class (except that the Company may complete a reverse-split of its Common Stock without the consent of the holders of the Preferred Stock) or (iii) engage in any transaction which would impair or reduce the rights of the holders of the Preferred Stock as a class.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The tables below set forth, as of September 1, 2016, certain information regarding the beneficial ownership of our Common Stock by (i) each person known by us to be the beneficial owner of 5% or more of the outstanding Common Stock, (ii) each of our named executive officers, directors and director designees (who will become directors on the Board Reconstitution Date), and (iii) all of our named executive officers, directors and director designees as a group.

The amounts and percentages of Common Stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or direct the disposition of such security. Under those regulations, the number of shares of common stock and percentages set forth opposite the name of each person and entity in the following table includes common stock underlying options held by that person or entity, including any options that are to be granted to such persons in connection with this offering, that are exercisable within 60 days after the Board Reconstitution Date, but excludes common stock underlying options held by any other person or entity. Except as noted below, the address for each person listed in the following table is c/o Katy Industries, Inc., 11840 Westline Industrial Drive, Suite 200, St. Louis, Missouri 63146.  Subject to applicable community property laws, we believe that all persons listed have sole voting and investment power with respect to their shares unless otherwise indicated.

Name and Address Of Beneficial Owner	Amount and Nature of Beneficial Ownership	Notes	Percent of class
Wallace E. Carrol, Jr. and	2,301,039	(1)	28.9%
the WEC Jr. Trusts c/o CRL, Inc. 7505 Village Square Drive, Suite 200 Castle Pines, CO 80108
Amelia M. Carroll and	2,268,129	(2)	28.5%
the WEC Jr. Trusts c/o CRL, Inc. 7505 Village Square Drive, Suite 200 Castle Pines, CO 80108
Carrol Legacy Partners, LLP	782,568	(3)	9.8%
c/o AMG National Trust Bank 6502 E. Belleview Avenue, Suite 400 Englewood, CO 80111
Gabelli Equity Series Funds, Inc. – The	500,000	(4)	6.3%
Gabelli Small Cap Growth Fund One Corporate Center Rye, NY 10580
Gabelli Funds, LLC, GAMCO Asset	1,716,805	(5)	21.6%
Management Inc., Teton Advisers, Inc., MJG Associates, Inc. One Corporate Center Rye, NY 10580
Victory Park Capital Advisors, LLC	389,607,624	(6)	98.0%
227 West Monroe Street, Suite 3900 Chicago, IL 60606
David J. Feldman, President, Chief Executive Officer and Director	—	—	—
Curt A. Kroll, Vice President, Treasurer, Chief Financial Officer and Secretary	—	—	—
Brian G. Nichols, Vice President of Human Resources, Risk Mgmt., Legal Affairs and Assistant Secretary	—	—	—
James W. Shaffer, Advisor of Corporate Affairs	—	(7)	—
Charles Asfour, Chairman	—	—	—
Thomas J. Allison, Director Designee	—	(8)	—
John R. Wallis, Director Designee	—	(8)	—
All directors (and director designees) and executive officers as a group (7 Persons)	—	—	—

(1)	Wallace E. Carroll, Jr. is a trustee of trusts for his and his descendants’ benefit (the “WEC Jr. Trusts”) which collectively hold 194,693 shares. He and certain of the WEC Jr. Trusts own all the outstanding shares of CRL, Inc. which holds 2,073,436 shares. He is also a trustee of the Wallace Foundation which holds 32,910 shares. Amounts shown for Wallace E. Carroll, Jr. and Amelia M. Carroll reflect multiple counting of shares where more than one of them is a trustee of a particular trust and is required to report beneficial ownership of shares that these trusts hold.

(2)	Amelia M. Carroll is a trustee of the WEC Jr. Trusts which collectively own 194,693 shares. Wallace E. Carroll, Jr., her husband, and certain of the WEC Jr. Trusts, of which she is a trustee, own all the outstanding shares of CRL, Inc., which holds 2,073,436 shares. Amounts shown for Amelia M. Carroll and Wallace E. Carroll, Jr. reflect multiple counting of shares where more than one of them is a trustee of a particular trust and is required to report beneficial ownership of shares that these trusts hold.

(3)	Information obtained from Schedule 13F dated February 8, 2016, filed by AMG National Trust Bank for the quarter ended December 31, 2015. Wallace E. Carroll, Jr. and Amelia M. Carroll are limited partners.

(4)	Information obtained from Schedule 13G/A dated January 26, 2016 filed by Gabelli Equity Series Funds, Inc. – The Gabelli Small Cap Growth Fund for the calendar year 2014.

(5)	Information obtained from Schedule 13D/A dated March 24, 2014, filed by GAMCO Investors, Inc. (“GBL”). That Schedule 13D was filed by Mario Gabelli and various entities which he directly or indirectly controlled or for which he acted as chief investment officer. The reporting persons beneficially owning the stock shown in the chart are as follows: Gabelli Funds, LLC (“Gabelli Funds”) 649,784 shares, GAMCO Asset Management Inc. (“GAMCO”) 724,729 shares, Teton Advisers, Inc. (“Teton Advisers”) 252,292 shares, and MJG Associates, Inc. (“MJG Associates”) 84,600 shares. Mario Gabelli, GBL and GGCP, Inc. (“GGCP”) are all deemed to have beneficial ownership of the securities owned beneficially by each of these persons. Each of the reporting persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the securities reported for it, except that (i) with respect to the 400,000 shares of Common Stock owned by the Gabelli Small Cap Growth Fund, the 65,484 shares held by the Gabelli Value Fund, the 154,300 shares held by the Gabelli Asset Fund, and the 30,000 shares held by the Gabelli ABC Fund, the proxy voting committee of each such fund has taken and exercises in its sole discretion the entire voting power with respect to the shares held by such funds, (ii) at any time, the proxy voting committee of each such fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and (iii) the power of Mario Gabelli, GBL and GGCP is indirect with respect to securities beneficially owned directly by other reporting persons.

(6)	Consists of (i) 18,859,183 shares of Common Stock issuable upon conversion of 1,131,551 shares of Preferred Stock held by the VPC SBIC Fund; and (ii) 370,748,441shares issuable to lenders upon conversion of the Term Loans. Victory Park Management, as administrative agent and collateral agent for the lenders under the Second Lien Credit Facility, has the right, at any time, to convert the outstanding principal amount of, and interest on, the Term Loans into common stock, provided that the Term Loans may not be converted into common stock until the Company has reduced the par value of its common stock. The shares of common stock issuable upon conversion of the Term Loans will be distributed among the lenders under the Second Lien Credit Facility pro rata in accordance with their respective commitments under the Term Loans. Victory Park Capital Advisors, as the investment manager of the VPC SBIC Fund and the sole member of Victory Park Management, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock and the Term Loans. As the manager of Victory Park Capital Advisors, Jacob Capital, L.L.C. (“Jacob Capital”) may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock and the Term Loans. By virtue of Richard Levy’s position as sole member of Jacob Capital, Richard Levy may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Common Stock issuable upon conversion of the Preferred Stock and the Term Loans. Therefore, each of the VPC SBIC Fund, Victory Park Management, Victory Park Capital Advisors, Jacob Capital and Richard Levy may be deemed to be the beneficial owner of shares of Common Stock reported in this Schedule 13D, as set forth above.

(7)	James W. Shaffer resigned from his position of Vice President, Treasurer and Chief Financial Officer on August 1, 2015 and was appointed Advisor of Corporate Affairs.

(8)	Messrs. Allison and Wallis have been appointed to serve as members of the Board of Directors, to fill the vacancies created pursuant to certain resignations in connection with the Closing. Such appointments will become effective as of the Board Reconstitution Date.

DIRECTORS AND EXECUTIVE OFFICERS

The following discussion sets forth information regarding our directors and executive officers after the Acquisition and after giving effect to the appointment of additional directors as of the Board Reconstitution Date.

Directors

The table below sets certain information concerning our directors as of the date of this Information Statement, as well as individuals who have been appointed to serve on the Board of Directors effective as of the Board Reconstitution Date, including their  names, ages, positions with us and the year in which their current term as directors expires.   Our executive officers are chosen by the Board of Directors and hold their respective offices until their resignation or earlier removal by the Board of Directors.

In accordance with our certificate of incorporation, the Board of Directors is divided into two classes of directors, with the classes as nearly equal in number as possible, each serving staggered two-year terms. As a result, approximately one half of the Board of Directors will be elected each year and each director holds his office until his term expires and his successor is duly elected and qualified.

Pursuant to the SPA, the Company agreed, in connection with any annual or special meeting of its stockholders at which directors are to be elected, to take all reasonably necessary action within its control and use its reasonable best efforts to cause an individual designated by the VPC SBIC Fund to be nominated for election (or re-election, as the case may be) to the Board of Directors, to recommend that such individual be elected to the Board of Directors, and to solicit proxies on behalf of such director nominee.  For additional information regarding the appointment of Messrs. Asfour, Allison and Wallis as directors, see “Change of Control – Change in Board of Directors” above.

Name	Position	Age	Class	Executive Officer Since	Director Since	Term Expires

David J. Feldman	CEO and Director	57	I	2008	2008	2018
Charles Asfour	Chairman	34	II	N/A	2016	2017
Thomas J. Allison	Director (1)	64	I	N/A	(1)	2018
John R. Wallis	Director (1)	63	II	N/A	(1)	2017

(1)
Messrs. Allison and Wallis have been appointed pursuant to the SPA to serve as members of the Board of Directors, to fill the vacancies created pursuant to certain resignations in connection with the Closing.  Such appointments will become effective as of the Board Reconstitution Date.

Set forth below is biographical information regarding our directors as well as individuals who will be members of the Board of Directors effective as of the Board Reconstitution Date, their principal occupations and other public company directorships for at least the last five years and information regarding their specific experiences, qualifications, attributes and skills.

David J. Feldman.  Mr. Feldman has served on our Board of Directors and as our President and Chief Executive Officer since April 2008.  Prior to joining the Company, Mr. Feldman served as the Chief Operating Officer of Airserv Corporation, a service provider to the U.S. Aviation Industry.

Charles Asfour.  Charles Asfour was appointed as a director of the Company on August 11, 2016 in connection with the Acquisition and appointed Chairman on August 30, 2016.  Mr. Asfour is a Partner at Victory Park Capital Advisors (an investment firm), which he joined in 2010, where he is primarily responsible for the idea generation, origination, structuring, execution and management of direct private debt and equity investments in middle market companies. Mr. Asfour is also responsible for managing the execution of value creation initiatives and other strategic alternatives for several of Victory Park Capital Advisors’ investments.  Mr. Asfour currently serves as the chairman of the board of directors of Mi Pueblo Food Center and was formerly a member of the board of directors of Silver Airways Corp.  Previously, Mr. Asfour was a founder and partner at Blackbird Management Group, an operationally oriented private investment firm where he centered on investing in undermanaged and operationally challenged lower middle market companies. Prior to Blackbird, Mr. Asfour worked at Code Hennessy & Simmons, a middle market private equity firm where he focused on investing primarily in the business and consumer services sector. Mr. Asfour also worked in the Global Mergers & Acquisitions Investment Banking Group at J.P. Morgan in New York. Mr. Asfour received a B.S. in finance and accounting from the Kelley School of Business at Indiana University.  Mr. Asfour’s extensive business and financial acumen and his experience with the implementation of value creating initiatives and operational oversight provides valuable insight to our Board of Directors.

Thomas J. Allison.  Mr. Allison will be appointed as a director of the Company effective as of 10 days after mailing of this Information Statement.  Mr. Allison is currently a trustee of American Optical Services and a director of PTC Alliance Group Holdings and Monroe Capital Corporation.  From February to August 2014, Mr. Allison was Chairman of the Board and President of Forge Group, Inc., a mining services company. From 2006 until his retirement in 2012, Mr. Allison served as Executive Vice President and Senior Managing Director of Mesirow Financial Consulting, LLC, a full-service financial and operational advisory consulting firm headquartered in Chicago. At Mesirow, Mr. Allison managed complex turnaround situations and advised on major reorganizations and insolvencies.  He also served as CEO, CFO or CRO for several clients.  From 2002 to 2006, Mr. Allison served as National Practice Leader of the restructuring practice of Huron Consulting Group. From 1988 to 2002, he served in a variety of roles at Arthur Andersen, LLC, including Partner-in-Charge, Central Region Restructuring Practice. Earlier in his career, Mr. Allison served in various capacities at Coopers & Lybrand, an accounting firm, First National Bank of Chicago and the Chicago Police Department. Mr. Allison has previously served as Chairman of the Association for Certified Turnaround Professionals, Chairman and Director of the Turnaround Management Association, is a Fellow in the American College of Bankruptcy and has taught as a guest lecturer at Northwestern University and DePaul University. Mr. Allison received his bachelor of science in commerce and his master of business administration from DePaul University.  Mr. Allison brings extensive turnaround and corporate finance experience to our Board of Directors.

John R. Wallis.  Mr. Wallis will be appointed as a director of the Company effective as of 10 days after mailing of this Information Statement.  From April 2014 to June 2016, Mr. Wallis served as Global Leader Key Strategic Initiatives of Hyatt Hotels Corporation, an international hospitality company, and from January 2011 to April 2014, Mr. Wallis served as Chief Marketing Officer of Hyatt Hotels Corporation.  A British national, Mr. Wallis was educated at Ecole Hotelier De Lausanne School in Switzerland.

Executive Officers

The following information pertains to our non-director executive officers:

Name	Age	Principal Occupation and Business Experience During the Past Five Years
Timothy C. Haeffner	47
2016 (February) to Present: Vice President Sales/Marketing and Customer Service, Continental Commercial Products, LLC, a wholly-owned subsidiary of Katy 2013 (September) to 2016 (February): Vice President of Sales and Marketing, Continental Commercial Products, LLC, a wholly-owned subsidiary of Katy 2013 (April) to 2013 (September): Director of Marketing Services, Continental Commercial Products, LLC, a wholly-owned subsidiary of Katy 2009 (January) to 2013 (April): Regional Sales Manager, Continental Commercial Products, LLC, a wholly-owned subsidiary of Katy

Curt A. Kroll	37
2015 (August) to Present: Vice President, Treasurer, Chief Financial Officer and Secretary, Katy 2015 (January) to 2015 (August): Vice President, Corporate Controller and Assistant Treasurer, Katy and Continental Commercial Products, LLC, a wholly-owned subsidiary of Katy
2013 (March) to 2015 (January): Corporate Controller and Assistant Treasurer, Katy and Continental Commercial Products, LLC, a wholly-owned subsidiary of Katy 2006 (May) to 2013 (March): Audit Manager, Deloitte

Brian G. Nichols	45
2013 (April) to Present: Vice President of Human Resources, Risk Mgmt., Legal Affairs and Assistant Secretary, Katy and Continental Commercial Products, LLC, a wholly-owned subsidiary of Katy 2008 (January) to 2013 (April): Director of Risk Mgmt., Legal Affairs and Assistant Secretary, Katy

Involvement in Legal Proceedings

To the Company’s knowledge, there are no material proceedings to which any current or proposed director, officer or affiliate of the Company, any owner of record or beneficially of more than 5% of any class of voting securities of the Company, or any associate of any such director, officer, affiliate of the Company, or security holder is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Arrangements for Appointment of Directors and Officers

Mr. Asfour was designated under the SPA to be appointed as a director of the Company as of the Closing.  Pursuant to the SPA, the Company agreed to file an information statement pursuant to Rule 14f-1, and to appoint two additional directors designated by the VPC SBIC Fund to the Board of Directors, with such appointments to become effective 10 days after the mailing of such information statement.  In accordance with the SPA, the VPC SBIC Fund designated Messrs. Allison and Wallis as directors, effective as of the Board Reconstitution Date.   Pursuant to the SPA, the Company also agreed, in connection with any annual or special meeting of its stockholders at which directors are to be elected, to take all reasonably necessary action within its control and use its reasonable best efforts to cause an individual designated by the VPC SBIC Fund to be nominated for election (or re-election, as the case may be) to the Board of Directors, to recommend that such individual be elected to the Board of Directors, and to solicit proxies on behalf of such director nominee.

Other than as described above, there is no arrangement or understanding between any director or officer and any other person pursuant to which such person was or will be selected as a director or officer.

Family Relationships

There are no family relationships among the members of the Board of Directors (including the individuals who have been appointed to serve on the Board of Directors effective as of 10 days after mailing of this Information Statement) or our executive officers.

Composition of the Board

In accordance with our certificate of incorporation, the Board of Directors is divided into two classes of directors, with the classes as nearly equal in number as possible, each serving staggered two-year terms. As a result, approximately one half of the Board of Directors will be elected each year.

The terms of office of the Board of Directors will be as follows:

•	Class I directors, whose initial term will expire at the annual meeting of stockholders to be held in 2018 and when their successors are duly elected and qualify; and

•	Class II directors, whose initial term will expire at the annual meeting of stockholders to be held in 2017 and when their successors are duly elected and qualify.

David J. Feldman is a Class I director.  Charles Asfour is a Class II director.  Thomas J. Allison and John R. Wallis will be Class I and II directors, respectively.

The classification of directors will have the effect of making it more difficult for stockholders to change the composition of our board.

Certain Relationships and Related Party Transactions

The charter of the Company’s Audit Committee requires that the Audit Committee review and discuss with management and the independent auditors any related-party transactions or other courses of dealing with parties related to the Company which are significant in size or involve terms or other aspects that differ from those that would likely be negotiated with independent, third-parties and which are relevant to an understanding of the Company’s financial statements.  As discussed below, following the Acquisition, the functions of our Audit Committee are being performed by the independent members of our Board of Directors.

On February 19, 2014, investment funds affiliated with Kohlberg loaned the Company an aggregate of $200,000 in connection with the Company’s acquisition of Fort Wayne Plastics. Such loans accrued interest at a rate of 15% per year and matured on June 30, 2014.  However, each note remained outstanding and automatically renewed for successive 30 day periods until the Company’s obligations thereunder were released in connection with the Closing. In addition, in connection with the Closing, Kohlberg entered into a Mutual Release (as described above), which, among other things, released the Company from its obligation to pay outstanding management fees owed to Kohlberg.  Samuel P. Frieder is the Managing Partner, and Christopher W. Anderson and Shant Mardirossian are Partners of Kohlberg, and each was a director of the Company prior to the Closing.

Contemporaneously with the Closing, Victory Park Capital Advisors, on behalf of entities for which it acts as investment manager, agreed to provide the Company with the New Second Lien Financing in the amount of $5,750,000.  In connection with the New Second Lien Financing and the Acquisition, the Company, the SL Borrowers, Victory Park Management, as agent, and the lenders party thereto, entered into the Fourth Amendment to amend the Prior Second Lien Credit Agreement.

The Fourth Amendment also provides Victory Park Management the option to convert, in whole or in part, the outstanding principal amount of, and accrued but unpaid interest on, existing term loans made pursuant to the Second Lien Credit Facility (the “Term Loans”) into a number of shares of Common Stock equal to the amount of outstanding principal and accrued but unpaid interest under the Term Loans being converted, divided by approximately $0.0697 (as such amount is proportionately adjusted for stock splits, reverse stock splits, stock combinations, stock dividends and other distributions and recapitalizations affecting the capital stock of the Company).    The Prior Second Lien Credit Agreement provided the SL Borrowers with a $24 million term loan.  Subject to the terms of an intercreditor agreement, all extensions of credit under the Second Lien Credit Facility are collateralized by a second priority security interest in and lien upon substantially all present and future assets and properties of the SL Borrowers.  The Term Loans under the Second Lien Credit Agreement bears PIK interest at the rate of 12.00% per annum.  The expiration date of the credit facility under the Second Lien Credit Agreement is April 7, 2019.

On July 22, 2016, the parties to the Prior Second Lien Credit Agreement entered into the Third Amendment, pursuant to which the lenders extended an additional $750,000 term loan to the SL Borrowers.  The Third Amendment did not materially modify the terms of the Second Lien Credit Agreement.

Charles Asfour, our Chairman, is a partner of Victory Park Capital Advisors, the investment manager of the VPC SBIC Fund and the sole member of Victory Park Management.

Other than the transactions contemplated by the SPA or otherwise described in this Information Statement, there has not been and there is no currently proposed transaction or series of transactions in which the Company was or is to be a participant and the amount involved exceeds $120,000, and in which any of the following persons had or will have any direct or indirect material interest: (i) any of the Company’s directors or officers; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our Common Stock; or (iii) any immediate family member of any of the foregoing persons, or any relative of such spouse.

Section 16(a) Beneficial Ownership Reporting Compliance

Under Section 16(a) of the Exchange Act of 1934, as amended, the Company’s directors, executive officers and persons beneficially owning more than 10% of the Company’s shares of equity securities must file reports of ownership and changes in ownership with the SEC. These persons are also required by SEC regulations to furnish the Company with copies of all such forms they file. Based solely on a review of copies of the Section 16(a) reports furnished to us and written representations that no other reports were required, we believe that all persons subject to the reporting requirements of Section 16(a) filed the reports on a timely basis for the fiscal year ended December 31, 2015.

Corporate Governance

Committees of the Board of Directors

Although we previously established, and adopted written charters with respect to the Audit Committee, the Compensation Committee and the Nominating and Governance Committee, in view of the fact that of the Board of Directors has only two members, the functions of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are currently performed by our full board.  We do not currently have an individual who qualifies as an “audit committee financial expert,” as defined by the rules of the Securities and Exchange Commission, serving on the Board of Directors.

Following the effectiveness of the appointments of Messrs. Allison and Wallis to the Board of Directors, the Board of Directors will evaluate whether to reconstitute our Audit Committee, Compensation Committee and Nominating and Governance Committee and to adopt amended and restated written charters with respect to such committees.  Copies of the charters of each of the Audit Committee, the Compensation Committee and the Nominating and Governance Committee are posted on the Company’s website, at www.katyindustries.com.

Director Independence

Pursuant to the Company’s Corporate Governance Guidelines, the Board of Directors, assisted by the Nominating and Governance Committee, undertook its review of director independence in March 2016. During that review, the Board of Directors considered transactions and relationships between each director or any member of his or her immediate family and the Company and its subsidiaries and affiliates. The Board of Directors also considered transactions and relationships between directors or their affiliates and members of the Company’s senior management or their affiliates. The purpose of this review was to determine whether any such relationships or transactions were inconsistent with a determination that the director is independent.  As a result of that review, the Board of Directors has affirmatively determined that each director and nominee is “independent” of the Company and its management as defined in the NYSE listing standards, with the exception of David J. Feldman. Mr. Feldman is considered not to be independent because of his employment as a senior executive of the Company.

The Board of Directors has not made an affirmative determination as to the independence of Charles Asfour due to the fact that Mr. Asfour is one of only two currently-serving members of the Board of Directors.  The Board of Directors intends to review the independence of its directors, including Messrs. Allison and Wallis following the Board Reconstitution Date.

Code of Ethics and Corporate Governance Guidelines

Katy has adopted a Code of Business Conduct and Ethics for directors, executive officers and employees. The Company has also adopted Corporate Governance Guidelines.  The full text of the Corporate Governance Guidelines can be found in the Corporate Governance section of the Company’s website at www.katyindustries.com.  A copy of the Code of Business Conduct and Ethics is also available on Katy’s website at www.katyindustries.com.

Director Nominees

Prior to the Acquisition, the entire Board of Directors considered and selected nominees for directors on the basis of recommendations from the Nominating and Governance Committee. Following the Acquisition, the role of the Nominating and Governance Committee is performed by our entire Board of Directors.  The Board of Directors will evaluate whether to re-constitute the Nominating and Governance Committee following the Board Reconstitution Date.

The Board of Directors considers (and prior to the Acquisition, the Nominating and Governance Committee considered) director candidates suggested by members of the Board of Directors, as well as management. Additionally, subject to compliance with the requirements of our bylaws, the Board of Directors will consider nominations from stockholders, including the VPC SBIC Fund. Pursuant to the SPA, the Company agreed, in connection with any annual or special meeting of its stockholders at which directors are to be elected, to take all reasonably necessary action within its control and use its reasonable best efforts to cause an individual designated by the VPC SBIC Fund to be nominated for election (or re-election, as the case may be) to the Board of Directors, to recommend that such individual be elected to the Board of Directors, and to solicit proxies on behalf of such director nominee.

The Board of Directors has not established specific minimum qualifications, or specific qualities or skills, for directors. Rather, the Board of Directors evaluates (and prior to the Acquisition, the Nominating and Governance Committee recommended) candidates based on its overall assessment of their skills and qualifications, and the composition of the Board of Directors as a whole.  Among other things, the Board of Directors considers (and prior to the Acquisition, the Nominating and Governance Committee considered):

•	the ability of the prospective nominee to represent the interests of the stockholders of the Company;
•	the prospective nominee’s standards of integrity, commitment and independence of thought and judgment;
•
the prospective nominee’s ability to dedicate sufficient time, energy and attention to the diligent performance of his or her duties, including the prospective nominee’s service on other public company boards; and

•	the extent to which the prospective nominee contributes to the range of talent, skill, diversity and expertise appropriate for the Board of Directors.

The Board of Directors also considers such other relevant factors as it deems appropriate, including the current composition of the Board of Directors, the balance of management and independent directors, the need for Audit Committee expertise and the evaluations of other prospective nominees.

Pursuant to the advance notice provision of Katy’s bylaws, stockholder nominations for directors must be received by Katy not less than 50 days or more than 90 days before the annual meeting, provided that if less than 60 days’ notice or prior disclosure of the date of the meeting is given or made to stockholders, such stockholder proposal or nomination may be received as late as the tenth day following the day on which such notice was mailed or public disclosure was made. Any nominations for directors made by stockholders must include the following information regarding the nominee: name; age; business address; residence address; principal occupation or employment; class and number of shares of Katy beneficially owned; and any other information required to be disclosed in a proxy solicitation for the election of directors. Additionally, the stockholder making such nomination must provide his or her name and address, and the number of shares of Common Stock beneficially owned by such stockholder. No person is eligible for election as a director of the Company unless he or she is nominated (i) by the Board of Directors or (ii) in accordance with the foregoing requirements

The Company currently does not employ an executive search firm, or pay a fee to any other third party, to locate qualified candidates for director positions, although it may do so in the future.

Board Meetings

During the year ended December 31, 2015, the Board of Directors held four meetings in person or telephonically.  The non-management directors meet in executive session without members of management present at every regular Board of Directors meeting.   Each of our directors attended 75% of the total number of meetings of the Board of Directors and the committees on which they served.  During the year ended December 31, 2015, the Audit Committee held four meetings in person or telephonically, the Compensation Committee held two meetings in person or telephonically, and the Nominating and Governance Committee held two meetings in person or telephonically.  The Board of Directors has not adopted a formal policy regarding director attendance at annual meetings of the stockholders, but encourages such attendance.  All then-serving directors attended the 2016 annual meeting.

Stockholder Communications

Stockholders and other parties interested in communicating directly with the entire Board of Directors or the non-management directors as a group may do so by writing to Chairman of the Board of Directors, Katy Industries, Inc., 11840 Westline Industrial Drive, Suite 200 St. Louis, MO 63146.

Board Leadership Structure and Role in Risk Oversight

We separate the roles of CEO and Chairman of the Board of Directors in recognition of the differences between the two roles. The CEO is responsible for setting the strategic direction for the Company and the day to day leadership and performance of the Company, while the Chairman of the Board of Directors provides guidance to the CEO and sets the agenda for Board of Directors meetings and presides over meetings of the full Board of Directors. Our CEO serves on our Board of Directors, which we believe helps the CEO serve as a bridge between management and the Board of Directors, ensuring that both groups act with a common purpose. We believe that the CEO’s presence on the Board of Directors enhances his ability to provide insight and direction on important strategic initiatives to both management and the independent directors and, at the same time, ensures that the appropriate level of independent oversight is applied to all decisions by the Board of Directors.

The role of the Board of Directors in our risk oversight process includes receiving regular reports from members of senior management on areas of material risk, including operational, financial, legal and regulatory, and strategic and reputational risks. The Board of Directors (or the appropriate committee) receives these reports from senior management to enable it to understand our risk identification, risk management and risk mitigation strategies. When a committee receives such a report, the chairman of the relevant committee reports on the discussion to the full Board of Directors at the next meeting of the Board of Directors. This enables the Board of Directors and its committees to coordinate the risk oversight role, particularly with respect to risk interrelationships. As part of its charter, the Audit Committee discusses our policies with respect to risk assessment and risk management. Until such time as our Audit Committee reconstitutes, the entire Board of Directors will perform this function.

EXECUTIVE COMPENSATION

Overview

The Company’s Compensation Committee determines the objectives of the Company’s compensation program for executives and directors. Until such time as the Compensation Committee is re-constituted, the functions performed by the Compensation Committee will be performed by the independent members of our Board of Directors.  Throughout the discussion of executive compensation below, references to the “Compensation Committee” refer to the Compensation Committee of the Board of Directors prior to the Acquisition, and the independent members of the Board of Directors following the Acquisition, unless otherwise indicated.  The Compensation Committee performs the following functions:

•	To review and approve annually corporate goals and objectives relevant to the Company’s Chief Executive Officer (“CEO”); evaluate the CEO’s performance in light of those goals and objectives; and determine and approve the CEO’s compensation level based on this evaluation;
•	To review and make recommendations to the Board of Directors with respect to the compensation of all directors, officers and other key executives of the Company. This includes the review and approval annually, for the CEO and the senior executives of the Company, of (a) the annual base salary level, (b) the annual incentive opportunity level, (c) the long-term incentive opportunity level, (d) employment agreements, severance agreements and change in control agreements, and (e) any special or supplemental benefits;
•	To make recommendations to the Board of Directors with respect to non-CEO compensation, incentive- compensation plans and equity-based plans; and
•	To prepare any report on executive compensation as required by the SEC.

The Company’s compensation programs are designed to attract, retain and motivate its executive officers and other employees, to match annual and long-term cash and stock incentives to achievement of measurable corporate, business unit and individual performance objectives and to align executives’ incentives with those of shareholders. We believe that in the long run, positive earnings growth has the highest correlation with long-term equity value. As a result, the primary objective of our compensation program is to increase the overall equity value of the Company by rewarding sustainable growth in earnings. In this context, we seek to offer total compensation packages at levels we consider to be competitive in the marketplace in which we compete. We further seek to establish a compensation program that fosters a team approach to Company profit improvement and provides higher levels of bonus compensation to more senior executives to illustrate the financial rewards of promotion.

Compensation Program Components

Annual compensation for Katy’s Chief Executive Officer and other executive officers (including the executive officers whose compensation is summarized in the Summary Compensation Table below (the “Named Executive Officers”)) consists of two cash compensation components: base salary and annual cash bonuses. A third component, stock options and stock appreciation rights (“SARs”), is currently used to attract and retain key employees.

These elements are designed to reward corporate and individual performance. Corporate performance is generally measured by reference to earnings before interest, taxes, depreciation and amortization (“EBITDA”) levels, certain operational metrics and adherence to corporate values. Individual performance is evaluated based on individual expertise, ethics and achievement of personal performance commitments. We have no pre-established policy or target for allocation between cash and non-cash components.

Base Salary

The base salaries for our executives are fixed annually and reflect job responsibilities, the Compensation Committee’s judgments of experience, effort and performance, and Katy’s financial and market performance (in light of the competitive environment in which Katy operates). The base salary is also designed to provide our executive team with steady cash flow during the course of the year that is not contingent on short term variation in our operating performance. Annual base salaries are also influenced by comparable companies’ compensation practices, as determined by Compensation Committee members and their experiences with other companies, so that Katy remains reasonably competitive in the market. While competitive pay practices are important, the Compensation Committee believes that the most important considerations are individual merit and Katy’s financial and market performance. In considering Katy’s financial and market performance, the Compensation Committee reviews, among other things, net income, cash flow, EBITDA, working capital, revenues and share price performance relative to historical performance.

The base salaries for Katy’s executive officers for the year ended December 31, 2015 were generally established in January 2015 by considering the performance and contribution of each officer.

The Company’s Compensation Committee has not hired any outside consulting firms to confirm the compensation practices of comparable companies or to assess the Committee’s own policies and practices.

Annual Bonuses

The annual cash bonuses we offer to our executive officers are intended to provide incentives to achieve performance targets established by the Board of Directors each year for the Company. Evaluation of the Company’s performance is based on the achievement of pre-established EBITDA goals.

Each year, the Compensation Committee establishes a potential bonus payout for each officer that is expressed as a percentage of the officer’s base salary. For 2015, the bonus targets as a percentage of base salary for the Named Executive Officers were as follows: David J. Feldman – 70%, Curt A. Kroll – 50%, and Brian G. Nichols – 40%. An employee achieves the target bonus opportunity if the Company meets 100% of pre-established performance goals. A higher or lower bonus is earned if performance exceeds or falls short of the target levels. For 2015 and 2014, the pre-established performance goals were not achieved and no target bonuses were earned.

Cash bonuses, as opposed to equity grants, are designed to more immediately reward annual performance against the key performance metrics for the Company. During 2015, discretionary cash bonuses were paid to the Named Executive Officers, as follows: David J. Feldman - $450,000, James W. Shaffer - $175,000, Curt A. Kroll - $125,000 and Brian G. Nichols - $140,000. We believe that cash bonuses are an important factor in motivating our management team as a whole and as individual executives, in particular, to perform at their highest level toward achievement of established goals. We also believe establishing cash bonus opportunities are an important factor in both attracting and retaining the services of qualified executives.

Stock Options and Stock Appreciation Rights

The third compensation component is a stock option program, implemented through individual stock option plans, and a SAR program, implemented under the Company’s 2002 Stock Appreciation Rights Plan. Under Katy’s current SAR program, the Board of Directors may provide compensation in the form of stock appreciation rights. The Compensation Committee believes that the stock option and SAR programs should be used to attract and retain key employees. We further believe that the vesting features of our stock option and SAR programs provide an incentive for our executive officers to remain in our employment during the vesting period.

No SARs were granted to Named Executive Officers during 2015 or 2014. No stock options were granted to Named Executive Officers during 2015 or 2014.

Other Benefits

We believe establishing competitive benefit packages for our employees, including our management team, is an important factor in attracting and retaining highly qualified personnel. Our benefit plans, such as our group health plan, are generally not performance-based and offer our employees affordable access to health care and the sense of security that accompanies that type of access. We also offer our management team a 401(k) plan, with a company match at the discretion of the Company, that encourages the saving of money for retirement and other permissible needs on a tax-deferred basis.

In 1993, the Company established a Supplemental Retirement and Deferral Plan (the “Supplemental Deferral Plan”) for certain officers and employees of the Company, which allowed participants to voluntarily defer up to 100% of their annual bonus and up to 50% of their base salary until retirement or termination of employment, as well as be eligible to participate in a profit sharing arrangement. Effective February 1, 2002, the Supplemental Deferral Plan was temporarily suspended with respect to deferrals and contributions. On August 1, 2008, the Company amended the Supplemental Deferral Plan to remove the suspension and permit deferrals. Participants can withdraw from the Supplemental Deferral Plan upon the latter of age 62 or termination from the Company. The obligation created by this plan is partially funded. Assets are held in a rabbi trust and Katy invests the voluntary deferrals and profit sharing allocations at the employee’s election in several investment alternatives offered by Katy. Gains and/or losses are earned by the participant. For the unfunded portion of the obligation, interest was accrued at 4% each year until March 28, 2011. On such date, the Compensation Committee approved the discontinuance of the interest accrual on the unfunded portion of the obligation. As of December 31, 2015, no Named Executive Officers were participating in the Supplemental Deferral Plan.

Termination Events

We believe providing our executives with severance benefits under certain circumstances provides them with a sense of security while devoting their professional career to our Company. Employment arrangements with our executives typically include guaranteed severance payments in the event of termination without cause or a change of control event.

As a general matter, we have defined “cause” to include (i) willful failure or neglect to perform the assigned duties; (ii) the conviction of a felony, embezzlement or improper use of corporate funds by the employee; or (iii) self-dealing detrimental to the Company or any attempt to obtain personal profit from any transaction in which the Company has an interest. We have defined “change of control” to include (i) a sale of 100% of Katy’s outstanding capital stock, (ii) a sale of all or substantially all of Katy’s operating subsidiaries or assets or (iii) a transaction or transactions in which any third party acquires Katy stock in an amount greater than that held by KKTY Holding Company, LLC and in which KKTY Holding Company, LLC relinquishes its right to nominate a majority of the candidates for election to the Board of Directors.

The executive would be required to execute a general release in our favor prior to receiving the severance payments. The employment arrangement would terminate automatically upon the executive’s death, and we may terminate the employment if he or she becomes totally disabled. In addition, we may terminate the employment for any other reason with or without cause.

Perquisites

As a general matter, we do not offer any perquisites to any executive officer with an aggregate value in excess of $25,000 annually because we believe we can better incent desired performance by directing compensation in the forms described above. However, we recognize that, from time to time, it may be appropriate to provide certain perquisites in order to help motivate and retain our executives. For example, we have agreed to reimburse our Chief Executive Officer for automobile use (in lieu of a company vehicle).

Role of Executive Officers

The Chief Executive Officer recommended to the Compensation Committee compensation for the other Named Executive Officers. Mr. Feldman was not involved in determining his own compensation.

SUMMARY COMPENSATION TABLE

The following table sets forth compensation information for our Named Executive Officers for services rendered in all capacities to the Company in fiscal years 2015 and 2014.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards($) (1)	Option Awards ($) (1)	Non-Equity Incentive Plan Compensation	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)(1)	Total ($)
David J. Feldman, President and Chief Executive Officer (2)	2015	516,346	450,000	--	--	--	--	35,204	1,001,551
	2014	491,346	200,000	--	--	--	--	35,204	726,551
Curt A. Kroll, Vice President, Treasurer, Chief Financial Officer and Secretary (3)	2015	187,558	125,000	--	--	--	--	1,641	314,199

	2014	143,712	25,000	--	--	--	--	414	169,126
Brian G. Nichols, Vice President of Human Resources, Risk Mgmt., Legal Affairs and Assistant Secretary (4)	2015	195,231	140,000	--	--	--	--	2,370	337,601

	2014	186,538	25,000	--	--	--	--	2,370	213,908
James W. Shaffer, Advisor of Corporate Affairs (5)(6)	2015	326,461	175,000	--	--	--	--	10,485	511,946

	2014	289,115	100,000	--	--	--	--	10,485	399,600

(1)	The figures for the years ended December 31, 2015 and 2014 include automobile and cell phone allowances and non-cash compensation in the form of group term life insurance.
(2)	The salary calculation includes a 2014 base salary of $500,000 (effective May 5, 2014), and a 2015 base salary of $525,000 (effective May 4, 2015).
(3)	The salary calculation includes a 2014 base salary of $147,000 (effective May 12, 2014), and a 2015 base salary of $160,000 (effective May 4, 2015) and a 2015 base salary of $230,000 (effective July 6, 2015).
(4)	The salary calculation includes a 2014 base salary of $190,000 (effective May 5, 2014), and a 2015 base salary of $198,000 (effective May 4, 2015).
(5)	James W. Shaffer resigned from his position of Vice President, Treasurer and Chief Financial Officer on August 1, 2015 and was appointed Advisor of Corporate Affairs.
(6)	The salary calculation includes a 2014 base salary of $295,000 (effective May 5, 2014), and a 2015 base salary of $307,000 (effective May 4, 2015).

OUTSTANDING EQUITY AWARDS AT YEAR-END

The following table sets forth certain information with respect to the value of all equity awards that were outstanding at December 31, 2015.

Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#1) Unexercisable	Option Exercise Price ($)	Option Expiration Date
David J. Feldman	—	—	$—	N/A
James W. Shaffer	—	—	$—	N/A
Brian G. Nichols	5,000	—	$1.70	12/3/2019
Curt A. Kroll	—	—	$—	N/A

Employment Agreements

David J. Feldman

On April 7, 2008, the Board of Directors announced the appointment of David J. Feldman as President and Chief Executive Officer, effective April 21, 2008. Mr. Feldman was also appointed as a member of the Board of Directors, as well as a member of the Executive Committee of the Board of Directors, effective April 21, 2008.

The Company entered into an employment agreement with Mr. Feldman dated as of April 21, 2008, which provided for a base salary of $400,000 with a target incentive bonus of up to 70% of his base salary. On May 4, 2015, the Compensation Committee of the Board of Directors of the Company increased Mr. Feldman’s base salary to $525,000, with a target incentive bonus up to 70% of his base salary. The receipt of the target incentive bonus is subject to the achievement of performance targets set by the Board of Directors at the beginning of each fiscal year and subject further to the terms of the Company’s management incentive plan. The amount of the target incentive bonus awarded is determined by the Board of Directors based upon achievement of the pre-established performance targets. Additionally, Mr. Feldman may receive a supplemental bonus for performance materially in excess of annual targets at the discretion of the Compensation Committee of the Board of Directors. Mr. Feldman is also entitled to an automobile at the Company’s expense or an automobile allowance not to exceed $1,500 per month and a country club membership not to exceed $10,000 per year.

Mr. Feldman’s employment agreement includes guaranteed severance payments in the event of his death or disability, termination without cause, a change of control, or if he leaves our employment for good reason. Mr. Feldman’s compensation package will provide him with severance payments of between 12 and 18 months of his base salary in effect on the date of termination of his employment upon our termination without cause or his termination for good reason, each as defined in the employment agreement. The compensation package will also provide Mr. Feldman with severance payments of 24 months of his base salary in effect on the date of termination in the event of a change of control which results in Mr. Feldman’s termination either at the time of the change of control or within 6 months after the change of control.

The employment agreement also includes provisions prohibiting Mr. Feldman from competing with the Company or soliciting its employees for a period of 18 months following the termination of his employment. Mr. Feldman would be required to execute a general release in our favor prior to receiving the severance payments.

Brian G. Nichols

On May 20, 2002, Contico International, LLC (“Contico International,” now known as Continental Commercial Products, LLC), a wholly-owned subsidiary of the Company, entered into a letter agreement with Brian G. Nichols, pursuant to which Mr. Nichols was appointed as the Director of Corporate Safety. Between 2004 and 2013, Mr. Nichols served as the Director, Human Resources (2004-2006) Director, Human Resources and Risk Management of the Company (2006-2008), and Director of Risk Management, Legal Affairs and Assistant Secretary of the Company (2008-2013). On April, 1 2013, Mr. Nichols assumed the role of Vice President, Human Resources, Risk Management, Legal Affairs and Assistant Secretary of the Company. On May 4, 2015, the Compensation Committee of the Board of Directors of the Company increased Mr. Nichols’ base salary to $198,000, with a target incentive bonus of up to 40% of his base salary. The receipt of the bonus is subject to the achievement of performance targets set by the Board of Directors at the beginning of each fiscal year and subject further to the terms of the Company’s management incentive plan. The amount of the target incentive bonus awarded is determined by the Board of Directors based upon achievement of the pre-established performance targets.

Mr. Nichols’s compensation package includes guaranteed severance payments equal to 12 months of his base salary in effect on the date of termination of his employment upon our termination without cause, as defined in the employment letter agreement. The letter agreement also includes provisions prohibiting Mr. Nichols from competing with the Company or soliciting its employees for a period of 6 months following the termination of his employment.

Mr. Nichols is also a party to an Executive Incentive and Transition Agreement with the Company (the “Nichols ITA”).  Following a “Change in Control” (as defined in the Nichols ITA), Mr. Nichols is entitled to receive from the Company a one-time payment an amount equal to twelve months salary, minus legally required withholdings, which amount is payable in a lump sum in cash. Generally, a “Change of Control” is deemed to occur under the Nichols ITA upon: (i) any person becoming the beneficial owner of 50% or more of the combined voting power of the then outstanding voting securities of Company; (ii) a consolidation, merger or reorganization of the Company, unless (1) the stockholders of Company immediately before such consolidation, merger or reorganization own, directly or indirectly, at least a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation, merger or reorganization, (2) individuals who were members of the Board of Directors immediately prior to the execution of the agreement providing for such consolidation, merger or reorganization constitute a majority of the board of directors of the surviving corporation or of a corporation directly or indirectly beneficially owning a majority of the voting securities of the surviving corporation, and (3) no person beneficially owns more than 50% of the combined voting power of the then outstanding voting securities of the surviving corporation (subject to limited exceptions); or (iii) individuals who, as of July 1 2015, constituted the entire Board of Directors (the “Incumbent Board”) cease for any reason to constitute a majority of the Board of Directors (subject to limited exceptions).

The Nichols ITA also provides for severance payments in the event Mr. Nichols is terminated without “Cause” (as defined in the Nichols ITA) in an amount equal to twelve months salary (in addition to any accrued compensation), subject to applicable withholding.

Curt A. Kroll

On March 26, 2012, Continental Commercial Products, LLC), a wholly-owned subsidiary of the Company, entered into a letter agreement with Curt A. Kroll, pursuant to which Mr. Kroll was appointed as the Corporate Controller and Assistant Treasurer. On May 4, 2015, Mr. Kroll assumed the role of Vice President, Corporate Controller and Assistant Treasurer. On August 1, 2015, Mr. Kroll assumed the role of Vice President, Corporate Controller and Chief Financial Officer of the Company. On May 4, 2015, the Compensation Committee of the Board of Directors of the Company increased Mr. Kroll’s base salary to $230,000, with a target incentive bonus of up to 50% of his base salary. The receipt of the bonus is subject to the achievement of performance targets set by the Board of Directors at the beginning of each fiscal year and subject further to the terms of the Company’s management incentive plan. The amount of the target incentive bonus awarded is determined by the Board of Directors based upon achievement of the pre-established performance targets.

Mr. Kroll’s compensation package includes guaranteed severance payments equal to 12 months of his base salary in effect on the date of termination of his employment upon our termination without cause, as defined in the employment letter agreement. The letter agreement also includes provisions prohibiting Mr. Kroll from competing with the Company or soliciting its employees for a period of 6 months following the termination of his employment.

Mr. Kroll is also a party to an Executive Incentive and Transition Agreement with the Company (the “Kroll ITA”).  Following a “Change in Control” (as defined in the Kroll ITA), Mr. Kroll is entitled to receive from the Company a one-time payment an amount equal to twelve months salary, minus legally required withholdings, which amount is payable in a lump sum in cash. Generally, a “Change of Control” is deemed to occur under the Kroll ITA upon: (i) any person becoming the beneficial owner of 50% or more of the combined voting power of the then outstanding voting securities of Company; (ii) a consolidation, merger or reorganization of the Company, unless (1) the stockholders of Company immediately before such consolidation, merger or reorganization own, directly or indirectly, at least a majority of the combined voting power of the outstanding voting securities of the corporation or other entity resulting from such consolidation, merger or reorganization, (2) individuals who were members of the Board of Directors immediately prior to the execution of the agreement providing for such consolidation, merger or reorganization constitute a majority of the board of directors of the surviving corporation or of a corporation directly or indirectly beneficially owning a majority of the voting securities of the surviving corporation, and (3) no person beneficially owns more than 50% of the combined voting power of the then outstanding voting securities of the surviving corporation (subject to limited exceptions); or (iii) individuals who, as of July 1 2015, constituted the entire Board of Directors (the “Incumbent Board”) cease for any reason to constitute a majority of the Board of Directors (subject to limited exceptions).

The Kroll ITA also provides for severance payments in the event Mr. Kroll is terminated without “Cause” (as defined in the Kroll ITA) in an amount equal to twelve months salary (in addition to any accrued compensation), subject to applicable withholding.

Potential Payments Upon Termination or Change-in-Control

Effective March 28, 2011, the Company entered into the 2011 Change in Control Plan (“2011 CIC Plan”). An employee’s eligibility for participation in the 2011 CIC Plan is at the sole discretion of the Compensation Committee of the Board of Directors. Eligible participants of the 2011 CIC Plan must surrender any and all rights in any options and/or stock appreciation rights previously awarded by the Company, and acknowledge that he/she will not be entitled to receive any further options and/or stock appreciation rights from the Company or any other equity-based awards. Each participant is entitled to receive in connection with a change in control an amount equal to his/her share of the aggregate fair market value of the consideration to be delivered to the shareholders of the Company with respect to the outstanding securities of the Company, net of costs or expenses, as applicable, relating to the transaction that results in the change in control, subject to the terms and conditions of the 2011 CIC Plan. Each participant’s share is determined at the sole discretion of the Compensation Committee of the Board of Directors. The participant share for David J. Feldman as a percentage of the aggregate fair market value of the consideration to be delivered to the shareholders of the Company is 3.0% of the first $150 million and 5.0% of the excess above $150 million.

Director and Officer Indemnification Agreements

Following completion of the Acquisition, we entered into an indemnification agreement with Charles Asfour.  This agreement will require us to indemnify this individual to the fullest extent permitted under Delaware law against liabilities that may arise by reason of his service to us, and to advance expenses incurred as a result of any proceeding against him as to which he could be indemnified.  We also expect to maintain directors and officers liability insurance and to enter into similar indemnification agreements with certain directors and executive officers, including, but not limited to, Thomas J. Allison and John R. Wallis, in each case upon their appointment to the Board of Directors.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Supplemental Deferral Plan

In 1993, the Company established a Supplemental Retirement and Deferral Plan (the “Supplemental Deferral Plan”) for certain officers and employees of the Company, which allowed participants to voluntarily defer up to 100% of their annual bonus and up to 50% of their base salary until retirement or termination of employment, as well as be eligible to participate in a profit sharing arrangement. Effective February 1, 2002, the Supplemental Deferral Plan was temporarily suspended with respect to deferrals and contributions. On August 1, 2008, the Company amended the Supplemental Deferral Plan to remove the suspension and permit deferrals. Participants can withdraw from the Supplemental Deferral Plan upon the latter of age 62 or termination from the Company. The obligation created by this plan is partially funded. Assets are held in a rabbi trust and Katy invests the voluntary deferrals and profit sharing allocations at the employee’s election in several investment alternatives offered by Katy. Gains and/or losses are earned by the participant. For the unfunded portion of the obligation, interest was accrued at 4% each year until March 28, 2011. On this date, the Compensation Committee approved the discontinuance of the interest accrual on the unfunded portion of the obligation. As of December 31, 2015, no Named Executive Officers were participating in the Supplemental Deferral Plan.

Director Compensation

The following table summarizes the compensation for service to the Board of Directors and its committees during 2015 for directors who are not employed by Katy or its subsidiaries.

Name	Fees Earned or Paid in Cash ($)(4)	Option Awards ($)(1)(2)	Total ($)
Christopher W. Anderson	—	—	—
William F. Andrews (3) (5)	—	—	—
Daniel B. Carroll (5)	32,000	5,060	37,060
Pamela Carroll Crigler (5)	24,000	5,060	29,060
Samuel P. Frieder (5)	—	—	—
Shant Mardirossian (5)	—	—	—
Richard A. Mark (5)	21,000	—	21,000

(1)	The value of the awards, stock appreciation rights (“SARs”), shown in the table represents the aggregate grant date fair value of awards granted during a year. For a discussion of valuation assumptions, see Note 2 to the Company’s consolidated financial statements included in the 2015 Annual Report on Form 10-K.

(2)	As of December 31, 2015, the directors held options and SARs to acquire shares granted to them under the Company’s stock-based compensation plans as follows:

Name	Number of SARS
Daniel B. Carroll	20,000
Pamela Carroll Crigler	4,000

For 2015, directors who were not employed by Katy or its subsidiaries or Kohlberg earned: (i) an annual retainer of $10,000; (ii) an annual stock appreciation right (“SAR”) grant of 2,000 stock appreciation rights under the Stand-Alone Stock Appreciation Rights Agreement (see below); (iii) the cash equivalent of 2,000 shares of the Company’s common stock at the closing price the day prior to the annual meeting; and (iv) $2,500 for attending personally and $1,000 for attending telephonically, each meeting of the Board of Directors. This group of directors also earned in 2015: (i) an annual retainer of $25,000 if they chaired the Board of Directors (ii) an annual retainer of $6,000 if they chaired the Compensation Committee or the Audit Committee, and (iii) $1,000 for attending personally and $500 for attending telephonically, each meeting of a Board of Directors committee. The director compensation arrangement described in this paragraph is Katy’s standing arrangement for 2016. Directors that are also officers who are employed by Katy or its subsidiaries or Kohlberg do not receive the compensation described in this section for their service on the Board of Directors.

Under the Katy Industries, Inc. Stand-Alone Stock Appreciation Rights Agreement (the “Stand-Alone Stock Appreciation Rights Agreement”), each non-employee director who is not a Class II director receives an annual SAR grant of 2,000 SARs at the annual meeting date of the Board of Directors. The initial value is the fair market value on the date of grant. The director may exercise these SARs at any time during the ten year period from the date of grant.

Directors receiving compensation for their services may also participate in the Directors’ Deferred Compensation Plan which became effective June 1, 1995 (the “Directors’ Deferred Compensation Plan”). Under this Plan, a director may defer directors’ fees, retainers and other compensation paid for services as a director until the later of the director’s attainment of age 62 or ceasing to be a director. Each director has 30 days before the beginning of a Plan Year (as defined in the Directors’ Deferred Compensation Plan) in which to elect to participate in the Directors’ Deferred Compensation Plan. Directors may invest these amounts in one or more investment alternatives offered by Katy. Directors may elect to receive distributions of deferred amounts in a lump sum or five annual installments. Currently no directors are participating in this plan.

(3)	William F. Andrews. retired from the Board of Directors in May 2015.

(4)	As of December 31, 2015, fees earned for 2015, 2014, 2013, 2012 and 2011, as well as fees for telephonic, Board and committee meetings held in November 2010 and December 2010, remained unpaid by the Company. The total of these unpaid fees was approximately $216,100

(5)	Effective as of the Closing, each of Christopher W. Anderson, Daniel B. Carroll, Pamela Carroll Crigler, Samuel P. Frieder, Shant Mardirossian and Richard A. Mark tendered their respective resignations as directors from the Board of Directors and from all committees of the Board of Directors on which such directors served.

WHERE YOU CAN FIND MORE INFORMATION

The Company is required to file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read, without charge, and copy, at prescribed rates, all or any portion of any reports, statements or other information in the files at the public reference room at the SEC’s principal office at 100 F Street NE, Washington, D.C., 20549. You may request copies of these documents, for a copying fee, by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference room. The Company’s filings will also be available to you on the SEC’s Internet website at http://www.sec.gov.

Dated: September 2, 2016
KATY INDUSTRIES, INC.

	By:	/s/ David J. Feldman
		Name:	David J. Feldman
		Title:	President and Chief Executive Officer